NORMAL FINANCE, INC.

Balance Sheet as of June 06, 2022

(Unaudited)

Contents

Balance Sheet

Normal Finance

As of Jun 06, 2022

ACCOUNTS	Jun 06, 2022
Assets	
Cash and Bank	
Mercury Checking (120)	$93.31
Total Cash and Bank	**$93.31**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$93.31**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Joshua Blew Owner Contribution	$5,997.12
Retained Earnings	
Profit between Jan 1, 2022 and Jun 6, 2022	-$5,903.81
Total Retained Earnings	**-$5,903.81**

Equity	
Total Equity	**$93.31**

Profit and Loss

Normal Finance

Date Range: Jan 01, 2022 to Jun 05, 2022

ACCOUNTS	Jan 01, 2022 to Jun 05, 2022
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	0.00%
Operating Expenses	
Advertising & Promotion	$55.23
Computer – Hosting	$141.00
Computer – Software	$7.99
Office Supplies	$55.09
Professional Fees	$5,525.00
Rent Expense	$58.00
Telephone – Wireless	$52.00
Travel Expense	$9.50
Total Operating Expenses	**$5,903.81**

Net Profit	**-$5,903.81**
As a percentage of Total Income	**0.00%**

Cash Flow

Normal Finance

Date Range: Jan 01, 2022 to Jun 05, 2022

CASH INFLOW AND OUTFLOW	Jan 01, 2022 to Jun 05, 2022
Operating Activities	
Sales	
Purchases	
Advertising & Promotion	-$55.23
Bank Service Charges	$0.00
Computer – Hosting	-$141.00
Computer – Software	-$7.99
Office Supplies	-$55.09
Professional Fees	-$5,525.00
Rent Expense	-$58.00
Telephone – Wireless	-$52.00
Travel Expense	-$9.50
Total Purchases	**-$5,903.81**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$5,903.81**

Investing Activities

Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities

Loans and Lines of Credit	
Owners and Shareholders	
Received from Joshua Blew Owner Contribution	$5,997.12
Total Owners and Shareholders	**$5,997.12**
Other	
Net Cash from Financing Activities	**$5,997.12**

OVERVIEW

Starting Balance	
Mercury Checking (120)	$0.00
Mercury Savings (821)	$0.00
Total Starting Balance	**$0.00** As of 2022-01-01
Gross Cash Inflow	$6,012.65
Gross Cash Outflow	$5,919.34
Net Cash Change	**$93.31**
Ending Balance	
Mercury Checking (120)	$93.31
Mercury Savings (821)	$0.00
Total Ending Balance	**$93.31** As of 2022-06-05

Normal Finance, Inc.

NOTES TO THE FINANCIAL STATEMENTS

As of June 06, 2022

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

Normal Finance, Inc. (SI) intends to fund Darklin Wars through amounts raised under promissory notes that SI intends to issue in an offering under Regulation Crowdfunding under the Securities Act of 1933, as amended. After paying a percentage to the crowdfunding platform, SI will retain the remaining proceeds.

BASIS OF ACCOUNTING

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION

The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTING ACTIVITIES

Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES

Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY

No stock was issued, nor dividends paid for the periods under review.